Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT:**   **TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www.Independenceholding.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
APPOINTMENT OF MANAGING GENERAL UNDERWRITER

Stamford, Connecticut, June 14, 2005. Independence Holding Company (NYSE: IHC) today announced the appointment of an employer medical stop-loss managing general underwriter (MGU) by Madison National Life.

Roy T.K. Thung, Chief Executive Officer, commented, "We are pleased to announce the appointment of an MGU which we expect will produce at least $15 million of annualized employer medical stop-loss premiums for Madison National Life. This appointment brings the number of MGUs writing employer medical stop-loss on behalf of Madison National Life to three. We continue to be committed to increasing the distribution of this core product by actively seeking the appointment and/or acquisition of additional MGUs."

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (American Independence Corp. (NASDAQ: AMIC), and its managing general underwriters, third party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, long-term and short-term disability, employer-sponsored group major medical, short-term medical, group life and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, employer-sponsored group major medical, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.